

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

<u>Via E-mail</u>
John W. Kozak
Chief Financial Officer
Park National Corporation
50 North Third Street
P.O. Box 3500
Newark, Ohio 43058

      Re: **Park National Corporation**
             Form 10-K for the Year Ended December 31, 2010
             Filed February 28, 2011
             Form 10-Q for the Quarter Ended June 30, 2011
             Filed August 15, 2011
             File No. 001-13006

Dear Mr. Kozak:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Christian Windsor

                            Christian Windsor
                            Special Counsel